111 Speen Street, Suite 410
Framingham, MA 01701
P: 508 661 2200
F: 508 661 2201
ameresco.com
February 24, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Terence O’Brien, Accounting Branch Chief

Re:	Ameresco, Inc.
June 30, 2013 Form 10-Q filed August 9, 2013
December 31, 2012 Form 10-K filed March 18, 2013
File No. 1-34811
Ladies and Gentlemen:
This letter is in response to the letter dated January 24, 2014 (the “Comment Letter”) from Terence O'Brien, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to Andrew Spence, the Chief Financial Officer of Ameresco, Inc. (“we,” the “Company” or “Ameresco”). For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the heading used in the Comment Letter.
June 30, 2013 Statements of Cash Flows, page 9
1. The Federal ESPC financing is comprised of agreements to sell the ESPC receivables related to certain energy savings performance contracts to third-party financial institutions. Ameresco uses the advances from the financial institutions under these agreements to finance the projects. Until recourse to Ameresco for the ESPC receivables transferred to the financial institution ceases upon final acceptance of the work by the government customer, Ameresco is the primary obligor for financing received. The transfers of receivables under these agreements do not qualify for sales accounting under ASC 860 until final customer acceptance of the work, so the advances from the financial institutions cannot be classified as operating cash flows (that is, ASC 230-10-45-16(a) is not applicable). Therefore, please classify all cash draws that you receive under these ESPC financing debt agreements as financing cash inflows. See ASC 230-10-45-14b. Also, the transfer of cash advances from the financial institutions into restricted cash accounts and the use of that cash to pay ESPC project costs should be classified as operating cash flows pursuant to ASC 230-10-45-16/17. In addition to disclosing the non-cash transfer of the ESPC receivables in satisfaction of the ESPC liabilities, please revise the presentation of cash flows under these arrangements for each year presented in your 2013 Form 10-K. Please note the prior years’columns should be labeled in a manner that clearly communicates to readers that said amounts have been revised. Further, please include a footnote that discloses the accounting changes and quantifies the impact on the previously reported subtotals. Similar disclosures should also be provided for the comparative 2013 periods included in your 2014 Forms 10-Q.

Securities and Exchange Commission
February 24, 2014

Response:
The Company will classify in future filings all cash advances that we receive under ESPC financing agreements prior to final customer acceptance of the work as financing cash inflows. Also, the Company will classify in future filings the transfer of cash advances from the financial institutions into restricted cash accounts and the use of that cash to pay ESPC project costs as operating cash flows. The Company will disclose in our 2013 Form 10-K the non-cash transfer of the ESPC receivables in satisfaction of the ESPC liabilities, and will revise the presentation of cash flows under these arrangements for each year presented. We will also label the prior years’ columns in our 2013 Form 10-K in a manner that clearly communicates to readers that said amounts have been revised. The Company will include in our 2013 Form 10-K, and in our 2014 Forms 10-Q, a footnote that discloses the accounting changes and quantifies the impact on previously reported subtotals.

2. In your revised future Statements of Cash Flows, please carefully consider the appropriate classification of activity in the other restricted cash accounts included on the supplementally provided restricted cash roll-forward. Please supplementally summarize for us the amounts of any revisions you expect to make in the classification and presentation of changes in these other restricted cash accounts.

Response:
The Company will carefully consider in future filings the appropriate classification of activity in the other restricted cash accounts included on the restricted cash roll-forward supplementally provided with our response letter dated November 26, 2013. Schedule I attached hereto summarizes the amounts of revisions we have made in the classification and presentation of changes in these other restricted cash accounts, inclusive of the classification changes made to the presentation of ESPC financing agreements discussed in response to the Staff’s comment 1 above.

3. Please expand your liquidity disclosures in MD&A to inform readers that because of the manner in which the ESPC contracts are structured, your reported operating cash flows are materially impacted by the fact that they only reflect the ESPC contract expenditure outflows and do not reflect any inflows from the corresponding contract revenues.

Response:
The Company will expand our liquidity disclosures in MD&A in future filings to inform readers that because of the manner in which the ESPC contracts are structured, our reported operating cash flows are materially impacted by the fact that they only reflect the ESPC contract expenditure outflows and do not reflect any inflows from the corresponding contract revenues.

As you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings discussed in the Comment Letter (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or request additional information, please do not hesitate to contact the undersigned at (508) 661-2212.
Sincerely,

/s/ Andrew B. Spence
Andrew B. Spence
Vice President and Chief Financial Officer

Securities and Exchange Commission
February 24, 2014

Schedule I

	CASH FLOW PRESENTATION
	Six Months Ended		Year Ended		Year Ended
	June 30,		December 31,		December 31,
	2013		2012		2011
Operating:
Restricted cash draws, as reported	$18,004,938		$34,229,875		$138,485,363
Restricted cash, as revised	$(1,443,104)		$(11,247,381)		$(428,052)
FX change on cash flows, as revised	$(678,460)		$158,281		$—
Financing:
Restricted cash, as reported	$(5,198,277)		$(17,799,578)		$(7,823,912)
Restricted cash, as revised	$1,562,183		$(2,739,171)		$(2,746,857)
FX change on cash flows, as revised	$—		$55,612		$60,144
Proceeds from Federal ESPC projects	$13,366,042		$30,202,956		$133,776,216

	BALANCE SHEET ROLLFORWARD
	June 30,	Non-cash	Proceeds from	Financing	Operating	December 31,
	2013	Disclosure	Federal ESPC	Activities	Activities	2012
Debt Service Reserve Accounts	$8,895,116	$—	$—	$2,516,245	$—	$6,378,871
Operations and Maintenance Reserve Accounts	5,113,938	—	—	—	654,752	4,459,186
Other Restricted Cash Accounts	1,154,661	—	—	—	593,960	560,701
Restricted Cash on Letters of Credit	10,393,891	—	—	—	194,392	10,199,499
Restricted Cash in Escrow on ESPC Construction	682,223	—	—	(4,078,428)	—	4,760,651
Total Restricted Cash	$26,239,829			$(1,562,183)	$1,443,104	$26,358,908
Federal ESPC Receivables	$60,900,144	$(44,739,309)	$—	$—	$13,784,645	$91,854,808
Federal ESPC Liabilities	$61,469,894	$(44,739,309)	$13,366,042	$—	$—	$92,843,161

	December 31,	Non-cash	Proceeds from	Financing	Operating	December 31,
	2012	Disclosure	Federal ESPC	Activities	Activities	2011
Debt Service Reserve Accounts	$6,378,871	$—	$—	$2,555,475	$—	$3,823,396
Operations and Maintenance Reserve Accounts	4,459,186	—	—	—	550,490	3,908,696
Other Restricted Cash Accounts	560,701	—	—	—	497,392	63,309
Restricted Cash on Letters of Credit	10,199,499	—	—	—	10,199,499	—
Restricted Cash in Escrow on ESPC Construction	4,760,651	—	—	183,696	—	4,576,955
Total Restricted Cash	$26,358,908			$2,739,171	$11,247,381	$12,372,356
Federal ESPC Receivables	$91,854,808	$(47,007,891)	$—	$—	$28,650,513	$110,212,186
Federal ESPC Liabilities	$92,843,161	$(47,007,891)	$30,202,956	$—	$—	$109,648,096

	December 31,	Non-cash	Proceeds from	Financing	Operating	December 31,
	2011	Disclosure	Federal ESPC	Activities	Activities	2010
Debt Service Reserve Accounts	$3,823,396	$—	$—	$(116,046)	$—	$3,939,442
Operations and Maintenance Reserve Accounts	3,908,696	—	—	—	443,297	3,465,399
Other Restricted Cash Accounts	63,309	—	—	—	(15,245)	78,554
Restricted Cash on Letters of Credit	—	—	—	—	—	—
Restricted Cash in Escrow on ESPC Construction	4,576,955	—	—	2,862,903	—	1,714,052
Total Restricted Cash	$12,372,356			$2,746,857	$428,052	$9,197,447
Federal ESPC Receivables	$110,212,186	$(183,120,465)	$—	$—	$99,781,156	$193,551,495
Federal ESPC Liabilities	$109,648,096	$(183,120,465)	$133,776,216	$—	$—	$158,992,345